

March 16, 2011

Mr. Kenneth S. Adessky
Chief Financial Officer
Global Clean Energy, Inc.
6040 Upshaw Ste. 105
Humble, TX 77396

      RE: **Global Clean Energy, Inc.**
               Item 4.01 Form 8-K filed March 1, 2011
               Item 4.01 Form 8-K/A filed March 11, 2011
               File No. 0-30303

Dear Mr. Adessky:

We have reviewed these filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We have reviewed your response to prior comment 1. As previously requested, please amend the Form 8-K to state, if true, that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

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Direct any questions regarding the above to the undersigned at (202) 551-3866.

                        Sincerely,

                        Jeffrey Gordon
                        Staff Accountant